Via Facsimile and U.S. Mail
Mail Stop 4720

November 3, 2009

Mr. V. Prem Watsa
Chairman and Chief Executive Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J 2N7

Re: Fairfax Financial Holdings Limited
Form 40-F for the Fiscal Year Ended December 31, 2008
File No. 1-31556

Dear Mr. Watsa:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief